PROSPECTUS SUPPLEMENT (To Prospectus Dated February 25, 2022, as supplemented by the Prospectus Supplements dated August 24, 2022 and January 18, 2023)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-262859

Up to $48,700,000 of Common Shares

Up to $25,000,000 of 7.75% Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)

This prospectus supplement contains information that amends, supplements and modifies certain information contained in the prospectus dated February 25, 2022 (the “Base Prospectus”) as supplemented by the prospectus supplement dated August 24, 2022 and January 18, 2023, filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-262859) (the “Prior Prospectus Supplements”, and together with the Base Prospectus, the “Prospectus”), which relate to the sale of up to $75,000,000 of common shares, par value $0.001 per share (the “Common Shares”), and up to $25,000,000 of 7.75% Series A Cumulative Redeemable Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock” and, together with the Common Shares, the “Shares”) of Sachem Capital Corp. (the “Company”) in an “at-the-market” offering pursuant to an At Market Issuance Sales Agreement, dated as of August 24, 2022, as amended on January 18, 2023 (unless specified otherwise, as amended, the “Sales Agreement”), with Ladenburg Thalmann & Co. Inc. and Janney Montgomery Scott, LLC (the “Selling Agents”). Pursuant to this prospectus supplement, the offering pursuant to the Sales Agreement is being amended to reduce the amount of Shares we may offer and sell under the Sales Agreement pursuant to this registration statement on Form S-3 to up to an aggregate of $48,700,000 of Common Shares and up to $25,000,000 aggregate liquidation preference of Series A Preferred Stock. These amounts include Shares we have already sold pursuant to the Sales Agreement prior to the date of this prospectus supplement. All the other terms of the offering remain the same.

From August 24, 2022 through and including June 14, 2024, we sold an aggregate of $26,973,340 of our Common Shares and shares of our Series A Preferred Stock having an aggregate liquidation preference of $7,578,200 pursuant to the Sales Agreement and pursuant to the “at-the-market” offering described in the Prior Prospectus Supplements. The total amount of capital raised as a result of the sales of the Shares was $33,279,535 and net proceeds were $32,658,048, after deducting the sales agent’s commissions and offering expenses.

The Common Shares and the Series A Preferred Stock are listed on the NYSE American under the symbol “SACH” and “SACHPRA,” respectively. On June 14, 2024, the closing sale price on the NYSE American per Common Share was $2.79 and per share of Series A Preferred Stock was $22.49.

This prospectus supplement should be read in conjunction with the Prior Prospectus Supplements, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus Supplements. This prospectus supplement is not complete without and may only be delivered or utilized in connection with, the Prior Prospectus Supplements and any future amendments or supplements thereto.

As of the date of this Prospectus Supplement, the aggregate market value of our outstanding Common Shares held by non-affiliates exceeds $75 million. Accordingly, we are not subject to the limitations set forth in General Instruction I.B.6 of Form S-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the Prior Prospectus Supplements or the Base Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 17, 2024